Exhibit 1.1

Plazacorp Retail Properties Ltd. enters into a definitive agreement to acquire 100% of the outstanding units of KEYreit

FREDERICTON, March 25, 2013 /CNW/ - Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) announced today that it has entered into a definitive agreement with KEYreit (TSX: KRE.UN) (“KEYreit”) to acquire 100% of the issued and outstanding trust units (the “Units”) of KEYreit. KEYreit unitholders will have the option to tender their Units for either $8.00 per Unit in cash, subject to a maximum aggregate cash amount of approximately $59.5 million, representing approximately 50% of the consideration, 1.6326 Plazacorp shares or any combination thereof, subject to proration (the “Offer”). A tax-free rollover may be available for KEYreit unitholders receiving Plazacorp shares. The Offer is valued at approximately $119 million. The Offer represents a premium of 29% to the closing price of the KEYreit units on the Toronto Stock Exchange (“TSX”) on January 28, 2013, the last trading day before Huntingdon Capital Corp. (“Huntingdon”) announced its intention to make an unsolicited partial offer for KEYreit units, and a significantly more attractive offer than Huntingdon’s unsolicited amended offer of $7.50 per unit.

The acquisition is being made pursuant to the terms of a support agreement (the “Agreement”) entered into between Plazacorp and KEYreit. The Board of Trustees (the “Trustees”) of KEYreit, acting on the unanimous recommendation of its Special Committee comprised solely of independent directors,  has unanimously approved the Offer and unanimously recommends that KEYreit unitholders tender to the bid. As part of the Agreement, all Trustees of KEYreit intend to tender all of their Units to the Offer.

Full details of the Offer will be included in a take-over bid circular which is expected to be mailed to unitholders of KEYreit by early-to-mid April 2013. Once mailed, the Offer will be open for acceptance for a period of 35 days unless withdrawn or extended and will be conditional upon, among other things, Plazacorp acquiring such number of Units that represent at least 66-2/3% of the outstanding Units calculated on a fully-diluted basis, receipt of customary regulatory consents and approvals.  In accordance with the order of the Ontario Securities Commission dated March 14, 2013, the unitholder rights plan of the REIT will be permanently cease traded two business days following the public announcement of the Offer.The Agreement entered into by KEYreit and Plazacorp contains, among other things, a termination fee of $5.0 million payable by KEYreit in certain circumstances, including the acceptance of an unsolicited superior proposal from a third party. Plazacorp has also been granted a right to match in respect of competing proposals.

John Bitove, CEO of KEYreit and who beneficially owns or controls approximately 16.5% of the issued and outstanding Units, has entered into a lock up agreement to tender all of his Units to the Offer. Mr. Bitove, as owner of JBM Properties Inc. (“JBM”) (the external asset and property manager of KEYreit), has also agreed to terminate the asset and property management agreements between KEYreit and JBM upon closing of the transaction for a termination fee, which will be funded 50% in cash and 50% in Plazacorp shares, cash, or any combination thereof, at the discretion of Plazacorp.

“This acquisition represents a significant growth opportunity for Plazacorp”,  commented Earl Brewer, Chairman of the Board of Plazacorp.  “Plazacorp and KEYreit have a common largest tenant in Shoppers Drug Mart and we have both specialized in smaller footprint retail properties, primarily in eastern and central Canada, so this is a great fit for us.”

Michael Zakuta, Plazacorp’s President and CEO added, “Most importantly, the acquisition of KEYreit is expected to be immediately accretive to Plazacorp’s AFFO per share, while keeping us near our target debt-to-gross-book-value ratio. Plazacorp has been under-levered for quite some time in anticipation of an opportunity to make a meaningful acquisition.  At Plazacorp, we do all of our own leasing and development, so we are looking forward to managing the former KEYreit properties and surfacing, over time, the many development and intensification opportunities that exist. With our hands-on management approach and our access to a lower cost of capital, we believe that KEYreit’s unitholders, who elect to take Plazacorp shares as part of this transaction, will be very pleased with our ability to enhance the value of this portfolio while they are benefitting from ownership of a more diversified, internally managed real estate investment.”

Plazacorp will fund the acquisition with a secured term credit facility from RBC Capital Markets that will be in-place on close of the acquisition, and the issuance of shares for up to 50% of the consideration. Plazacorp does not intend to issue shares to the public to fund this acquisition.

Plazacorp believes the Offer will bring a number of benefits to its shareholders and to KEYreit unitholders who elect to receive Plazacorp shares under the Offer, including:

(i)         Immediate Accretion: The acquisition is estimated to immediately deliver high single digit accretion to Plazacorp’s 2013E Adjusted Funds From Operations (“AFFO”) per share. Such accretion assumes completion of the acquisition, the secured term credit facility financing, and anticipated synergies as a result of Plazacorp’s internalized management team. Plazacorp’s debt-to-gross-book-value ratio is estimated to be between approximately 57% to 58% post transaction (including KEYreit’s convertible debentures, but excluding Plazacorp’s well-in-the-money convertible debentures), which is close to its target debt-to- gross book value ratio of 55%. Modest de-levering may occur after the transaction as a result of a small number of property sales. Given the higher coupon rates on many of KEYreit’s mortgages and its convertible debentures, it is expected that many favourable refinancing opportunities will exist over time.

(ii)        Compatible Properties: KEYreit’s properties are compatible with Plazacorp’s portfolio.  Plazacorp is acquiring 228 properties (the “Properties”), comprising approximately 1.2 million square feet of gross leasable area (or “GLA”) in nine provinces. Many of KEYreit’s leases are “quadruple net” and the portfolio has an attractive weighted average lease term of approximately 8 years, which is approximately equal to that of Plazacorp. Post closing, Plazacorp will own approximately 346 retail properties totaling approximately 6.4 million square feet. Shoppers Drug Mart will remain as Plazacorp’s largest tenant on a pro forma basis, representing approximately 26% of Plazacorp’s combined minimum rent. Both KEYreit’s and Plazacorp’s portfolios are approximately 96% to 97% leased.

(iii)       Enhanced Geographic Diversification: The integration of the Properties will enhance the pro forma geographic diversification of Plazacorp.  Plazacorp’s properties in Atlantic Canada will change from approximately 71% to 60% of GLA and its Ontario properties will change from approximately 5% to 12% of GLA.

(iv)       Improved Profile for KEYreit Unitholders: KEYreit unitholders, who elect to receive Plazacorp shares, are expected to benefit from: a pro forma market capitalization that is approximately 3.3x that of KEYreit, a pro forma asset base that is approximately 3x greater than that of KEYreit, greater tenant and geographic diversification, a sustainable AFFO payout ratio, a lower debt level, internal management, and access to lower cost debt and equity to fuel growth. KEYreit unitholders who receive Plazacorp shares will be investing in a public company that has raised its dividends at least once every year for the past 10 years with an average annual growth rate of over 10%. Since the time of KEYreit’s IPO in 2005, Plazacorp has provided approximately 123% appreciation in its share price and a total return of approximately 223%. Plazacorp intends to convert to a REIT later in 2013 once it receives a favourable advance tax ruling to allow it to do so.

DESCRIPTION OF THE PROPERTIES

The following table provides a summary description of the KEYreit properties. Under the Agreement, upon the closing of the acquisition, Plazacorp will acquire 228 properties comprising approximately 1.2 million square feet of gross leasable area in nine provinces.

		GLA
	# of	Total	% of
Province / City	Properties	SF (000’s)	Total
Calgary	8	27	2.1%
Subtotal Alberta	16	114	9.2%

Vancouver	3	4	0.3%
Subtotal B.C.	6	10	0.8%

Subtotal Saskatchewan	1	5	0.4%

Winnipeg	6	30	2.4%
Subtotal Manitoba	9	38	3.0%

Greater Toronto Area	23	87	7.0%
Ottawa	11	131	10.5%
Subtotal Ontario	93	485	39.0%

Greater Montreal Area	41	282	22.7%
Subtotal Quebec	76	432	34.7%

Subtotal New Brunswick	9	17	1.3%

Subtotal Nova Scotia	16	76	6.1%

Subtotal Prince Edward Island	2	68	5.4%

TOTAL KEYREIT PORTFOLIO[1]	228	1,244	100.0%

(1)    Represents KEYreit’s portfolio as at December 31, 2012, adjusted to reflect: i) The sale of one property, located in Quebec City, Quebec representing 1,152 square feet of GLA, and; ii) The announced acquisition of two Alberta properties totaling 50,494 square feet of GLA (as press released by KEYreit on March 18, 2013)

ADVISORS

RBC Capital Markets is acting as exclusive financial advisor to Plazacorp and has committed to provide the secured term credit facility to Plazacorp. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Plazacorp.

NON-IFRS or non-gaap MEASURES

Adjusted Funds From Operations (AFFO) is an industry measure widely used to help evaluate dividend or distribution capacity.  AFFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. AFFO primarily adjusts FFO for non-cash revenues and expenses and operating capital and leasing requirements that must be made merely to preserve the existing rental stream. Most of these maintenance capital expenditures would normally be considered investing activities in the statement of cash flows. Capital expenditures which generate a new investment or revenue stream, such as the development of a new property or the construction of a new retail pad during property expansion or intensification would not be considered as maintenance capital expenditures and would not be included in determining AFFO.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of Atlantic Canada’s leading retail property owners and developers. Plazacorp’s current portfolio includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand- alone small box retail outlets and enclosed shopping centres anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others. Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario. Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years. As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at: www.plaza.ca or at www.sedar.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement,  to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: PLAZACORP RETAIL PROPERTIES LTD.

%SEDAR: 00012014E

For further information:

Visit our website at: www.plaza.ca

Or contact: Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

CO: PLAZACORP RETAIL PROPERTIES LTD.

CNW 08:10e 25-MAR-13